CORRESP

April 4, 2023

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Aspen Technology, Inc.
Form 10-KT for the Transition Period from October 1, 2021 to June 30, 2022
Form 10-Q for the Quarterly Period Ended December 31, 2022
Response dated March 9, 2023
File No. 001-41400

Dear Ms. Kessman and Mr. Littlepage:

This letter is submitted on behalf of Aspen Technology, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-KT for the Transition Period from October 1, 2021 to June 30, 2022 and Form 10-Q for the Quarterly Period ended December 31, 2022 and its Response Letter dated March 9, 2023 (the “Documents”), as set forth in your letter dated March 27, 2023 addressed to Chantelle Breithaupt, Chief Financial Officer of the Company (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-Q for the Quarterly Periods Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Annual Contract Value, page 21

1.We note your response to our prior comment two. However, in your disclosure you state that "For term license agreements that contain professional services or other products and services, we have included in ACV the portion of the invoice allocable to the term license under Topic 606 rather than the portion of the invoice attributed to the license in the agreement." As such, you appear to be comingling metric data with GAAP accounting. Please explain why you believe comingling metric data with GAAP adjustments is appropriate. In other words, tell us why this measure continues to be a metric given the GAAP adjustments. Refer to guidance in Reg 10(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that it considers Annual Contract Value (ACV) to be a business metric. Reg 10(e) of Regulation S-K defines a non-GAAP financial measure as “a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP…or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

ACV is an estimate of the annual value of our portfolio of term license arrangements and the annual value of software maintenance and support (SMS) agreements purchased with perpetual licenses. Comparing ACV for different dates can provide insight into the growth and retention rates of our recurring software business because ACV represents the estimated annual invoice value associated with our recurring license and maintenance agreements. The Company’s management, board of directors and investors use ACV to better understand the Company’s core business and specifically to monitor the growth of the Company’s business.

ACV does not have a directly comparable GAAP measure from which the Company is able to exclude or include amounts because ACV is not determined by reference to, and is not reconcilable with, revenue, income or any other GAAP financial measure over any period in the first place.

ACV is not a replacement for, and should be viewed independently of, GAAP revenue as ACV is a performance metric and is not intended to be combined with GAAP revenue. For term license arrangements, under GAAP, we recognize a significant portion of the committed amount in license revenue at a point in time upon delivery of the software and the remaining amount as maintenance revenue over the term of the arrangement, resulting in volatility in total reported revenue. The timing of software renewals, which is not linear between quarters or fiscal years, is therefore highly influential on our GAAP revenue results. In contrast, ACV reflects the estimated annual invoice value from our recurring license and maintenance agreements during each individual year of the term. We reference Topic 606 in our disclosures related to ACV only because, for an immaterial amount of the values reported in the calculation of ACV historically, we make an adjustment so that ACV better reflects the annual invoice value associated with our term license and perpetual SMS agreements. Topic 606 provides us guidance in connection with these de minimis adjustments to a small number of transactions to more accurately allocate the invoice value from such term license arrangements when pricing for those arrangements has been bundled with other services. However, these adjustments do not result in amounts that are directly comparable to GAAP. An adjustment is only made in these limited circumstances when customer pricing deviates from the fair value of the contract. For example, this type of adjustment is made when a term license agreement includes bundled products or services that are provided at a significant discount or premium. In this instance, an adjustment is made so that ACV includes that portion of the invoice that was allocated to the term license.

In cases where a business metric is adjusted based upon a GAAP concept, particularly by a de minimis amount, the adjusted business metric is not considered a de facto non-GAAP metric. The Final Rule: Conditions for Use of Non-GAAP Financial Measures, dated January 22, 2003, states “Non-GAAP financial measures do not include financial information that does not have the effect of providing numerical measures that are different from the comparable GAAP measure.” ACV does not have the effect of providing numerical measures that are different from a comparable GAAP measure. ACV is a supplemental business metric focused on business growth. In contrast to GAAP revenue, despite small adjustments related to discounts and premiums, ACV overall does not reflect the timing of license revenue recognition nor an impact if a contract has a multi-year term.

ACV is not reconcilable to GAAP revenue and the Company believes comparing ACV to a GAAP metric would be confusing to investors since ACV is a supplemental metric that is measuring growth, GAAP revenue is calculated fundamentally differently from ACV, the Company is not able to reconcile ACV to GAAP revenue and the adjustments mentioned above that are made are immaterial in amount.

In future filings, we intend to revise the paragraph describing the above de minimis adjustments within our description of our ACV calculation to state:

For term license agreements that contain professional services or other products and services, we have included in ACV the portion of the invoice reflective of the relative fair value of the term license rather than the portion of the invoice attributed to the term license as outlined in the agreement. We believe that this methodology more accurately allocates any discounts or premiums to the different elements of the agreement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 221-5563.
Sincerely,

/s/ Mark Mouritsen
Mark Mouritsen

cc: Chantelle Breithaupt, Aspen Technology, Inc.
Michael Minahan, Goodwin Procter LLP

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